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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of August 3 and August 5, 2004.

Commission File Number

                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   WESTERN FOREST PRODUCTS INC.
                                                  ------------------------------
                                                            (Registrant)

Date August 13, 2004                              By      /s/ P.G. Hosier
                                                     ---------------------------
                                                           (Signature)*
                                                         Philip G. Hosier
                                                        Corporate Secretary

-------------------
* Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                         [WESTERN FOREST PRODUCTS LOGO]

                                       WESTERN FOREST PRODUCTS INC.
                                       435 Trunk Road
                                       Duncan, British Columbia
                                       Canada V9L 2P9
                                       Telephone:     250 748 3711
                                       Facsimilie:    250 748 6045


                    WESTERN FOREST PRODUCTS INC. LISTS ON TSX

FOR IMMEDIATE RELEASE

August 3, 2004 - Duncan, British Columbia. Western Forest Products Inc. is pleased to announce that its common shares commenced trading today on the Toronto Stock Exchange under the symbol "WEF".

About Western Forest:

Western Forest is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. It is the successor business to Doman Industries Limited. Principal activities conducted by Western Forest and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All of Western Forest's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of Doman or Western Forest to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in Doman's annual information form and annual report.

FOR FURTHER INFORMATION CONTACT: RICK DOMAN  250 748 3711
                                 P.G. HOSIER 604 665 6231.


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                          WESTERN FOREST PRODUCTS INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.    NAME AND ADDRESS OF COMPANY

Western Forest Products Inc. ("Western Forest")
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

ITEM 2.    DATE OF MATERIAL CHANGE

July 27, 2004. in respect of the implementation of the Plan of Compromise and Arrangement (the "Plan") in respect of Doman Industries Limited ("Doman") and certain of its subsidiaries under the Companies' Creditors Arrangement Act ("CCAA") and conditional listing of the common shares of Western Forest on the Toronto Stock Exchange ("TSX").

August 3, 2004, in respect of the listing of the common shares of Western Forest on the TSX.

ITEM 3.    NEWS RELEASE

The news release in respect of the implementation of the Plan and conditional listing on the TSX was disseminated in Vancouver via Canada Newswire on July 27, 2004.

The news release in respect of the listing on the TSX was disseminated in Vancouver via Canada Newswire on August 3, 2004.

ITEM 4.    SUMMARY OF MATERIAL CHANGE

Western Forest and Doman announced on July 27, 2004 that the transactions contemplated by the Plan were completed on July 27, 2004 and the TSX conditionally approved for listing the common shares of Western Forest.

On August 3, 2004 Western Forest announced that its common shares commenced trading on the TSX.

ITEM 5.    FULL DESCRIPTION OF MATERIAL CHANGE

July 27, 2004 Press Release

Western Forest and Doman announced on July 27, 2004, that, in connection with the Plan in respect of Doman and certain of its subsidiaries under the CCAA, the transactions contemplated by the Plan were completed on July 27, 2004 and the Plan was implemented.

Upon implementation of the Plan, Western Forest became the successor business to Doman. A total of 25,635,931 Common Shares of Western Forest and US$221 million principal amount of Secured Bonds of Western Forest (issued at a price of US$950 per US$1,000 principal amount) were distributed under the Plan to former creditors of Doman and certain standby purchasers. The TSX has conditionally approved the Western Forest Common Shares for listing under the symbol "WEF", subject to meeting the Exchange's customary listing requirements. It is expected that the Western Forest Common Shares will commence trading on the TSX at the opening on or about August 3, 2004.

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                                     - 2 -


19,226,931 Common Shares were distributed to the group of former unsecured noteholders and trade creditors of Doman and certain of its subsidiaries. 2,890,053 Common Shares and US$99,657,000 principal amount of Secured Bonds were issued upon the exercise of Class A and B Warrants of Western Forest distributed by Western Forest on June 29, 2004 to that group. As noted in Doman's press release issued on July 19, 2004, in excess of 90% of the Class A and B Warrants were exercised. Certain standby purchasers were required under a standby commitment to subscribe for and take up the Common Shares and Secured Bonds not acquired pursuant to the exercise of the Class A and B Warrants. 3,518,947 Common Shares and US$121,343,000 principal amount of Secured Bonds were issued to the standby purchasers pursuant to that commitment and a concurrent private placement.

The proceeds received from the exercise of the warrants, the standby commitment and the private placement were used by Doman primarily to repay US$160,000,000 of 12% series A and series B secured notes and related costs and to fund its CCAA exit costs.

The Plan did not provide for any distributions to Doman shareholders other than Class C Warrants of Western Forest. Certificates for the Class C Warrant are expected to be mailed to Doman shareholders shortly, although due to the requirement to round down all fractional Class C Warrants Doman shareholders holding fewer than 67 shares will not receive any Class C Warrants. Each Class C Warrant entitles the holder to purchase one common share of Western Forest, is non-transferable and has a five year term, subject to certain early termination provisions. The Class C Warrants will not be listed. The holders of Class A and B Shares of Doman are entitled to receive on a pro rata basis, in the aggregate, 45% of the Class C Warrants. The holders of the Class A Preferred Shares of Doman are entitled to receive on a pro rata basis, in the aggregate, 55% of the Class C Warrants. The Class C Warrants are to be issued effective July 27, 2004 in three tranches exercisable for an aggregate of up to 569,630, 854,446 and 1,424,076 Common Shares at exercise prices of Cdn$16.28, Cdn$26.03 and Cdn$33.83, respectively.

Western Forest has adopted an incentive stock option plan for its directors, officers, employees and consultants and has reserved 2,500,000 Common Shares for issuance thereunder.

Finally, as a condition to the implementation to the Plan, Western Forest and certain of its post-Plan implementation subsidiaries have entered into a credit agreement with CIT Business Credit Canada Inc. to establish a working capital facility of Cdn$100 million to replace an existing working capital facility between CIT and Doman.

The officers of Western Forest are Jaspaul (Rick) H. Doman (President and Chief Executive Office), Philip G. Hosier (Vice-President, Finance and Corporate Secretary) and Stephen Ward (Controller and Assistant Secretary).

Effective upon implementation of the Plan, John Lacey, John McIntyre, John Newman, James Arthurs, Peter Gordon, Lee Doney and Derek Brown joined Mr. Rick Doman as directors of Western Forest. Mr. Brown subsequently resigned, and the board of directors expects to appoint another director in his stead shortly.

ITEM 6.    RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.    OMITTED INFORMATION

Not applicable.

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                                     - 3 -


ITEM 8.    EXECUTIVE OFFICER

The following executive officer of Western Forest is knowledgeable about the material change and may be contacted respecting the change:

Philip G. Hosier,
Vice-President, Finance and Corporate Secretary
604 665 6200

ITEM 9.    DATE OF REPORT

August 5, 2004.

                                       WESTERN FOREST PRODUCTS INC.

                                       By:           "P.G. HOSIER"
                                            ------------------------------------
                                            Name:   Philip G. Hosier
                                            Title:  Vice-President, Finance and
                                                    Corporate Secretary